

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 24, 2017

Patrick J. Hansen
Senior Vice President, Chief Financial Officer, Secretary and Treasury
Strattec Security Corporation
3333 West Good Hope Road
Milwaukee, WI 53209

   Re: **Strattec Security Corporation**
     Form 10-K for Fiscal Year Ended July 3, 2016
     Filed September 8, 2016
     File No. 000-25150

Dear Mr. Hansen:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Melissa Raminpour for

       Lyn Shenk
       Branch Chief
       Office of Transportation and Leisure